YE 4-1-02

02024703

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED APR 4 2002

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of APRIL, 2002

SPIRENT plc
(Translation of registrant's name into English)

Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, UK
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes [ ] No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-__________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUKE THOMAS
(Registrant)

Date 2 APRIL 2002

By Luke Thomas
(Signature) *

PROCESSED
MAY 14 2002
THOMSON FINANCIAL P

News Release

SPIRENT
Inspired innovation

798 - 2 April 2002

SPIRENT PLC
SALE OF AEROSPACE COMPONENT BUSINESSES COMPLETED

Spirent plc, the international network technology company, has completed the sale of its non-core aerospace component businesses from within its Systems group to Curtiss-Wright Corporation of the United States for a cash consideration of $60 million (£42 million approx.), following satisfaction of all conditions in the sale agreement. Spirent announced the divestment of its aerospace component businesses on 20 February 2002.

Nicholas Brookes, Chief Executive of Spirent, reiterated the comment made when the sale was announced:

"The divestment of these businesses is a further step in our strategy to focus on high technology activities. We believe that the businesses we are divesting more logically fit with the new owners who can provide complementary manufacturing and marketing."

- ends -

Enquiries:

Nicholas Brookes, Chief Executive Eric Hutchinson, Finance Director	Spirent plc	+44 (0)1293 767676
Jon Coles/Rupert Young	Brunswick (London)	+44 (0)20 7404 5959
Nina Pawlak	Brunswick (New York)	+1 212 333 3810
Brian Magnus/Tom Hill	Morgan Stanley	+44 (0)20 7425 5000

Background note:

About Spirent

Spirent plc is an international network technology company providing state-of-the-art solutions with a focus on high growth activities. Our Communications group unites leading edge performance analysis technology with network operations expertise, enabling customers to accelerate the development, deployment and assurance of next generation network equipment and services worldwide. Further information about Spirent plc can be found at www.spirent.com

Spirent plc is listed on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) with one American Depositary Receipt representing four Ordinary shares.

About Curtiss-Wright Corporation

Curtiss-Wright Corporation (NYSE: CW, CWb) is a diversified company headquartered in Lyndhurst, New Jersey. The Company designs, manufactures and overhauls products for motion control and flow control applications and additionally is a provider of metal treatment services. The firm employs approximately 2,600 people. More information on Curtiss-Wright can be found on the Internet at www.curtisswright.com.

This press release may contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. You can identify these statements by their use of words such as "will," "anticipate," "estimate," "expect," "project," "intend," "plan," "should," "may," "assume" and other similar words. You should not place undue reliance on our forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. Such factors include: aggressive competition; our ability to develop and commercialize new products and services; risks relating to the acquisition or sale of businesses; our reliance on third party manufacturers and suppliers; our exposure to liabilities for product defects; our reliance on proprietary technology; our ability to grow in e-commerce; our ability to attract and retain qualified personnel; risks of doing business internationally; and risks of downturns in the industries in which we participate; and other risks described from time to time in Spirent plc's Securities and Exchange Commission periodic reports and filings. We undertake no obligation to update our forward-looking statements, whether as a result of new information, future events or otherwise.